

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

October 21, 2015

Via E-Mail
Marc Hazout
Silver Dragon Resources Inc.
200 Davenport Road
Toronto, Ontario Canada M5R 1J2

**Re:       Silver Dragon Resources Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed March 27, 2015
            File No. 000-29657**

Dear Mr. Hazout:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Shididonggou, page 39
Zhuanxinhu, page 40

1.      We note you disclose resource estimates for your Shididonggou and Zhuanxinhu properties. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC filings. Please modify your filing and remove all resource disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 or me at (202) 551-3795 with any questions.


Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining